                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)(1)

                                  PROVANT, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   743724 10 6
                                 (CUSIP Number)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP NO. 743724 10 6                                        Page 2 of 5
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1    NAMES OF REPORTING PERSONS
     #I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul M. Verrochi
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                                   5    SOLE VOTING POWER

                                        669,183
                                   ---------------------------------------------
        NUMBER OF                  6    SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     None
      OWNED BY EACH                ---------------------------------------------
        REPORTING                  7    SOLE DISPOSITIVE POWER
       PERSON WITH
                                        669,183
                                   ---------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                        None
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     669,183
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
     CERTAIN SHARES*

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.2%
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12   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page   3    of   5
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ITEM 1. (a)    NAME OF ISSUER:

               PROVANT, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               67 Batterymarch Street, Suite 600
               Boston, MA  02110

ITEM 2. (a)    NAME OF PERSON FILING:

               Paul M. Verrochi

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               The address of the reporting person is c/o PROVANT, Inc., 67 Batterymarch Street, Suite 600, Boston, MA 02110

        (c)    CITIZENSHIP:

               The reporting person is a citizen of the United States.

        (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock

        (e)    CUSIP NUMBER:

               743724 10 6

ITEM 3.        Not Applicable.

ITEM 4.        OWNERSHIP.

        (a)    AMOUNT BENEFICIALLY OWNED:

               669,183 Shares

        (b)    PERCENT OF CLASS:

               3.2%

                                                           Page   4    of   5
                                                                ------    ------


        (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


                                                             Sole Power to Dispose or   Shared Power to Dispose
  Sole Power to Vote or to     Shared Power to Vote or to         to Direct the            or to Direct the
       Direct the Vote               Direct the Vote              Disposition of            Disposition of
  ------------------------     --------------------------    ------------------------   --------------------------

         669,183(1)                       None                      669,183(1)                     None

(1) Includes 121,243 shares held by a trust of which Mr. Verrochi is trustee, 86,597 shares issuable pursuant to a warrant that currently is exercisable, and 121,649 shares issuable upon the exercise of options that currently are exercisable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

     Not applicable.

                                                           Page   5    of   5
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  /s/ Paul M. Verrochi
                                                  ______________________________
                                                  PAUL M. VERROCHI


Date:  February 14, 2000